                                                                   [CINRAM LOGO]

QUARTERLY REPORT

FIRST QUARTER 2004

                  CINRAM REPORTS STRONG FIRST QUARTER EARNINGS
            (All figures in U.S. dollars unless otherwise indicated)

Cinram International Inc. reported consolidated revenue of $462.2 million for the quarter ended March 31, 2004, up from $130.3 million in 2003. First quarter earnings before interest and taxes (EBIT(1)) were $35.3 million, up from $11.8 million in the corresponding 2003 period, and net earnings increased to $15.0 million or $0.27 per share, from $7.3 million or $0.13 per share in 2003. This is the first period that Cinram is reporting its results in U.S. dollars.

"Cinram enjoyed exceptional results in the first quarter driven by our customers' strong release schedule," said Cinram chief executive officer Isidore Philosophe. "We are now seeing the full effect of the Time Warner transaction reflected in our results. Our strong performance in the first quarter confirms that the acquisition has been very accretive to Cinram's earnings."

Cinram's first quarter DVD unit shipments increased by 471 percent from the comparable period in 2003.

The Company also posted a 286 percent increase in earnings before interest, income taxes and amortization (EBITA(2)) over 2003. EBITA for the first quarter of 2004 reached $88.4 million -- principally driven by the contribution of the Time Warner acquired businesses and a spike in demand for DVDs above typical seasonality.

Cinram ended the quarter with a strong cash position of $229.9 million, while its $150 million revolving credit line remained untapped. The Company continues to maintain ample liquidity to make its debt repayments, meet planned capital expenditure requirements and pursue additional business opportunities.

In the first quarter, Cinram invested $34.5 million in capital expenditures, up from $7.2 million in the corresponding 2003 period, primarily to increase DVD capacity and to enhance its distribution capabilities.

INDUSTRY SEGMENTS

DVD sales for the quarter were up 379 percent over last year, increasing to $233.5 million from $48.7 million in 2003, and represented 51 percent of Cinram's consolidated revenue compared with 37 percent in 2003. This increase in sales relative to 2003 was principally fueled by an increase in demand for DVDs, and the contribution of the acquired Time Warner businesses.

Industry experts continue to forecast healthy growth for DVD in 2004 and beyond. Research firm Understanding and Solutions estimates that 2004 DVD output will increase by 25 percent in North America and 30 percent in Western Europe over 2003.

VHS video cassette sales declined in the first quarter to $19.0 million from $32.2 million in the corresponding 2003 quarter, accounting for four percent of consolidated revenue, compared with 25 percent in the same period last year.

Cinram's CD sales increased to $67.4 million in the first quarter of 2004, up from $ 24.3 million in 2003 as a result of the contribution of the acquired businesses. CDs accounted for 15 percent of Cinram's consolidated revenue in 2004, down from 19 percent in the first quarter of 2003.

Printing, which is Cinram's new operating segment that comprises the results of Ivy Hill Corporation, contributed revenue of $64.3 million to the first quarter of 2004, and represented 14 percent of consolidated revenue.

The Other segment, which includes distribution, Giant Merchandising Inc. and miscellaneous revenue, contributed revenue of $74.8 million in the first quarter of 2004. First quarter distribution revenue was $30.6 million compared with $12.3 million in 2003, due to the significant increase in the number of units distributed.

First quarter results reflected a significant departure from Cinram's 2003 product mix, with DVDs becoming the dominant product and VHS video cassettes representing a minor component of consolidated sales. Printing was also added to the mix as a stand-alone segment, and Giant Merchandising was added to the Other revenue segment. The Company believes that its first quarter results are indicative of Cinram's revenue mix for 2004.

GEOGRAPHIC SEGMENTS

Revenue from North America increased by 269 percent to $381.6 million in the first quarter of 2004, up from $103.5 million during the comparable period in 2003. The significant increase in revenue was attributable to an increase in DVD and CD shipments, the addition of the printing and merchandising divisions of the acquired businesses, and to lesser extent distribution revenue, and was partially offset by lower VHS video cassette and audio cassette shipments combined with lower selling prices.

In Europe, first quarter revenue increased to $80.6 million from $26.8 million in 2003, largely due to the contribution of the European facility acquired from Time Warner. This increase in revenue was also partially offset by lower VHS video cassette sales.

OTHER FINANCIAL HIGHLIGHTS

Gross profit margins for the quarter expanded to 21 percent, up from 18 percent in the corresponding 2003 period because of the higher proportion of DVDs in the Company's overall product mix. Selling, general and administrative expenses as a percentage of consolidated sales for the quarter decreased to 9.0 percent from
9.2 percent in the first quarter of 2003. Amortization increased to $53.0 million from $11.1 million in 2003, largely due to the acquired businesses and a $19.6 million non-cash charge related to the amortization of the Time Warner contracts and deferred financing fees. Interest expense for the quarter was also higher at $13.4 million as a result of the debt incurred by the Company during the fourth quarter of 2003 to fund the acquisition of the Time Warner businesses.

For the first quarter of 2004, the weighted average number of shares outstanding was 56.2 million compared with 55.2 million in the first quarter of 2003.

FIRST QUARTER BUSINESS DEVELOPMENT HIGHLIGHTS

On March 1, 2004, Cinram announced an exclusive, multi-year agreement with Metro-Goldwyn-Mayer Studios for DVD and VHS manufacturing and distribution in North America.

Also during the first quarter, Cinram signed a new, exclusive, multi-year manufacturing agreement with EMI Music in the United States. The Company will replicate CDs and DVDs for EMI in its existing Richmond, Indiana, facility starting in the third quarter of 2004.

DIVIDEND

Cinram's Board of Directors has declared a quarterly dividend of C$0.03 per share, payable on June 30, 2004, to the shareholders of record at the close of business on June 15, 2004.

2004 GUIDANCE

Cinram re-iterates its revenue and EBITA(2) guidance of $1.8 to $2.0 billion and $390 to $410 million respectively for the full year in 2004. Cinram will not be providing quarterly financial guidance because of the seasonality of its business.

"While we benefited from considerable upside in the first quarter of 2004 due to changes in the timing of our customers' release schedules, we expect second quarter volumes to revert to a more normalized seasonality," concluded Philosophe.

Certain statements included in this quarterly report constitute "forward looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or results of the multimedia duplication/replication industry, to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. Such factors include, among others, the following: general economic and business conditions, which will, among other things, impact the demand for the Company's products and services; multimedia duplication/replication industry conditions and capacity; the ability of the Company to implement its business strategy; the Company's ability to retain major customers; the Company's ability to invest successfully in new technologies; the effective integration of the Time Warner businesses; and other factors which are described in the Company's filings with the securities commissions.

RECONCILIATION OF EBITA TO NET EARNINGS

                                   (unaudited, in thousands of U.S. dollars)
Three months ended March 31              2004                  2003
----------------------------       -----------------    -------------------
EBITA(2)                           $          88,367    $            22,883
                                   -----------------    -------------------
Amortization                       $          33,400    $            11,100
Amortization of intangible
 fees and deferred financing
   fees                            $          19,632                      -
                                   -----------------    -------------------
EBIT(1)                            $          35,335    $            11,783
                                   -----------------    -------------------
Interest expense                   $          13,427    $               735

Investment income                  $            (152)   $              (702)

Income taxes                       $           7,088    $             4,453
                                   -----------------    -------------------
NET EARNINGS                       $          14,972    $             7,297
                                   -----------------    -------------------

(1)EBIT is defined herein as earnings before interest expense, investment income and income taxes, and is a standard measure that is commonly reported and widely used in the industry to assist in understanding and comparing operating results. EBIT is not a defined term under generally accepted accounting principles
(GAAP). Accordingly, this measure should not be considered as a substitute or alternative for net earnings or cash flow, in each case as determined in accordance with GAAP. See reconciliation of EBIT to net earnings under GAAP as found in the table above.

(2) EBITA is defined herein as earnings before interest expense, investment income, income taxes and amortization, and is a standard measure that is commonly reported and widely used in the industry to assist in understanding and comparing operating results. EBITA is not a defined term under generally accepted accounting principles (GAAP). Accordingly, this measure should not be considered as a substitute or alternative for net earnings or cash flow, in each case as determined in accordance with GAAP. See reconciliation of EBITA to net earnings under GAAP as found in the table above.

2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

THIS INTERIM MANAGEMENT DISCUSSION AND ANALYSIS ("MD&A") SHOULD BE READ IN CONJUNCTION WITH THE MD&A IN THE COMPANY'S ANNUAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2003. EXTERNAL ECONOMIC AND INDUSTRY FACTORS REMAIN SUBSTANTIALLY UNCHANGED, UNLESS OTHERWISE STATED.

OVERVIEW

The Company has historically prepared its consolidated financial statements in Canadian dollars. Beginning with the first quarter of 2004, the Company changed its reporting currency to U.S. dollars to provide the financial statement users with more relevant information. The Company used the current rate method to translate the consolidated Canadian dollar results into U.S. dollars for both the current and prior year. Under the current rate method, the consolidated assets and liabilities are translated into U.S. dollars at the rate of exchange in effect at the balance sheet date, revenue and expenses as well as cash flow items are translated at weighted average rates for the period. Any resulting exchange gain or loss is charged or credited to the "foreign currency translation adjustment" account included as a separate component of shareholders' equity.

Results for the first quarter of 2004 include the first full quarter of results from the acquisition of Time Warner Inc.'s CD and DVD manufacturing, distribution, printing, and screen-printing entertainment merchandising businesses, completed on October 24, 2003. Net earnings increased to $15.0 million in the first quarter of 2004, from $7.3 million in the corresponding 2003 period, as a result of earnings generated from the acquired entities and an increase in DVD unit shipments across all regions.

REVENUE

Revenue for the first quarter of 2004 increased 255% to $462.2 million, from $130.3 million in 2003. While the acquisition contributed to the increase in first quarter revenue over last year, the Company has made significant progress in integrating the businesses and balancing production requirements across its facilities since the close of the acquisition. This makes it difficult to compare the periods on a pre-acquisition basis. Total multimedia units shipped increased by 239% during the first quarter of 2004, due to a significant increase in DVD and CD unit shipments, partially offset by unit declines for VHS video cassettes.

INDUSTRY SEGMENTS

HOME VIDEO

In the first quarter of 2004, revenue from the Home Video replication/duplication segment increased to $252.5 million from $80.9 million in the comparable 2003 period. The growth in demand for DVDs during the first quarter of 2004 was offset by a decline in VHS video cassette revenue, combined with lower selling prices. This segment accounted for 55% of consolidated revenue in 2004, down from 62% in the prior year.

DVD revenue increased 379% to $233.5 million from $48.7 million in the first quarter of 2003, reflecting increased revenue generated from the acquired entities combined with increased consumer demand for this product across all geographic regions. DVD revenue represented 51% of consolidated revenue in the first quarter of 2004, up from 38% in the first quarter of 2003.

VHS video cassette revenue decreased by 41% to $19.0 million in the first quarter of 2004, down from $32.2 million in the prior year, reflecting a decrease in both unit shipments and selling prices. VHS video cassette revenue represented 4% of consolidated revenue for the first quarter of 2004, down from 25% in the first quarter of 2003.

AUDIO/ROM

Revenue from Cinram's Audio/ROM segment, consisting of audio CDs, CD-ROMs and audio cassettes, increased by 166% and totaled $70.6 million in the first quarter of 2004, increasing from $26.5 million in the prior year comparable period, as a result of increased unit shipments from the acquired facilities in North America and Europe. This segment accounted for 15% of consolidated

2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

revenue in the first quarter of 2004, down from 20% in the first quarter of 2003, as the Company's product mix shifted towards the Home Video segment.

Audio CD revenue increased 189% to $57.5 million in the first quarter of 2004 from $19.9 million in the prior year comparable period due to increased unit shipments. CD revenue represented 12% of consolidated revenue in the first quarter of 2004, down from 15% in the first quarter of 2003.

CD-ROM revenue increased 125% to $9.9 million, up from $4.4 million in the first quarter of 2003, driven by an increase in unit shipments from the acquired Time Warner businesses in North America and Europe, and organic growth in France. CD-ROM revenue represented 2% of consolidated revenue for the first quarter of 2004, down from 3% in the first quarter of 2003.

Audio cassette revenue increased 45% to $3.2 million in the first quarter of 2004, up from $2.2 million in the prior year period. Audio cassette revenue represented 1% of consolidated revenue for the quarter, down from 2% in the first quarter of 2003.

PRINTING

In the first quarter of 2004, revenue from the Printing segment generated by Ivy Hill Corporation was $64.3 million, or 14% of consolidated revenue. Since these facilities were acquired on October 24, 2003, and did not operate in this segment previous to the acquisition, there is no comparative revenue figure for the prior year period.

OTHER

Distribution and fulfillment services revenue (included in Other segment) increased to $30.6 million in the first quarter of 2004, up from $12.3 million in the first quarter of 2003. These services continue to be a key driver of business, as well as a major influence in the Company's ability to secure significant new contracts. Distribution and fulfillment services revenue represented 7% of consolidated revenue in the first quarter of 2004, down from 9% in the first quarter of 2003. As a percentage of consolidated revenue, the relative weight of distribution revenue has declined as a result of the significant increase in the Company's Home Video segment.

Merchandising revenue generated from Giant Merchandising (also included in Other segment) was $33.7 million, or 7% of consolidated revenue. Since this entity was acquired on October 24, 2003, and Cinram did not operate in this business previous to the acquisition, there is no comparative revenue figure for the prior year period.

Other non-core business revenue remained consistent with prior year decreasing marginally to $10.5 million in the first quarter of 2004, down from $10.6 million in the first quarter of 2003. Other revenue represented 2% of consolidated revenue for the quarter down from 8% in the first quarter of 2003.

GEOGRAPHIC SEGMENTS

NORTH AMERICA

North American revenue increased 269% to $381.6 million in the first quarter of 2004, up from $103.5 million in the first quarter of 2003. The significant increase in revenue was attributable to an increase in DVD and CD shipments, the addition of the printing and merchandising divisions of the acquired businesses, and to a lesser extent distribution revenue, and was partially offset by lower VHS video cassette and audio cassette shipments combined with lower selling prices.

DVD revenue increased 310% to $192.4 million from $46.9 million in the prior year. The increase was principally fueled by an increase in demand for DVDs, and the contribution of the acquired Time Warner businesses. North American DVD revenue represented 42% of consolidated revenue in the first quarter of 2004, up from 36% in the first quarter of 2003.

VHS videocassette revenue decreased 19% to $14.3 million down from $17.7 million in the prior year. The decrease was attributable to declining unit shipments and selling prices. First quarter results

2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

reflected a significant departure from Cinram's 2003 product mix, with DVDs becoming the dominant product and VHS video cassettes representing a minor component of consolidated revenue. As such, North American VHS video cassette revenue represented 3% of consolidated revenue in the first quarter of 2004, down from 14% in the first quarter of 2003.

Audio CD, and CD-Rom revenue increased 165% to $43.7 million up from $16.5 million in the prior year, as a result of the increase in unit shipments from the acquired businesses. North American Audio CD and CD-ROM revenue represented 9% of consolidated revenue in the first quarter of 2004, down from 13% in the first quarter of 2003.

Audio cassette revenue increased 23% to $2.7 million up from $2.2 million in the prior year.

Distribution revenue increased 142% to $23.0 million up from $9.5 million in the prior year, due to the significant increase in the number of units distributed from the acquired businesses.

Printing revenue, which is Cinram's new operating segment, contributed revenue of $64.3 million during the first quarter of 2004, and represented 14% of consolidated revenue. As the entity was acquired on October 24, 2003, there is no comparative revenue figure for the prior year period.

Merchandising revenue generated $33.7 million, or 7% of consolidated revenue in the first quarter of 2004. As the entity was acquired on October 24, 2003, there is no comparative revenue figure for the prior year period.

Other non-core business revenue decreased to $7.5 million in the first quarter of 2004, down from $10.7 million in the first quarter of 2003. Other revenue represented 2% of consolidated revenue for the quarter down from 8% in the first quarter of 2003.

Overall, North American revenue represents 83% of consolidated revenue in the first quarter of 2004, up from 79% in the first quarter of 2003.

EUROPE

In Europe, revenue increased 201% to $80.6 million in the first quarter of 2004, up from $26.8 million in the prior year comparable period, as a result of revenue generated by the acquired European Time Warner facility.

DVD revenue increased by over 2,000% to $41.1 million up from $1.7 million in the prior year. Consistent with North America, the increase was largely attributable to the contribution of the European facility acquired from Time Warner, coupled with increased in consumer demand for DVDs. European DVD revenue represented 9% of consolidated revenue in the first quarter of 2004, up from 1% in the first quarter of 2003.

VHS videocassette revenue decreased 61% to $4.7 million down from $12.0 million in the prior year. The decline is mainly due to the decreasing unit shipments and selling prices in Europe, and the closure of the Company's VHS video cassette facility in France in late 2003. Consequently, European VHS video cassette revenue represented 1% of consolidated revenue in the first quarter of 2004, down from 9% in the first quarter of 2003.

Audio CD, and CD-Rom revenue increased 204% to $23.7 million up from $7.8 million in the prior year, as a result of the increase in unit shipments from the acquired facility in Europe. European Audio CD and CD-ROM revenue represented 5% of consolidated revenue in the first quarter of 2004, down from 6% in the first quarter of 2003.

Distribution revenue increased 172% to $7.6 million up from $2.8 million in the prior year, due to the significant increase in the number of units distributed by the acquired facility in Europe.

2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

Other non-core business revenue increased to $2.9 million in the first quarter of 2004, up from $2.5 million in the first quarter of 2003. Other revenue represented 1% of consolidated revenue for the quarter down from 2% in the first quarter of 2003.

Overall, European revenue represented 17% of the consolidated revenue, down from 21% in the prior year, as the increase in North American revenue was proportionately higher than the revenue increase in Europe.

GROSS PROFIT

Gross profit was $96.6 million for the 2004 first quarter, compared with $23.8 million in the prior year comparable period. As a percentage of sales, gross profit increased to 21.0%, compared with 18.2% in the prior year. Gross profit margins increased as a result of the continued shift in product mix towards DVDs, which provide higher margins on a per unit basis.

Amortization expense from capital assets increased to $33.4 million in the first quarter of 2004, compared with $11.1 million in the prior year period, driven by increased amortization associated with the acquired entities, combined with the increase in capital expenditures over the past year.

SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative expenses increased to $41.6 million, up from $12.0 million in the prior year, resulting from expenses incurred at the acquired entities. As a percentage of consolidated revenue, selling, general and administrative expenses decreased to 9.0% in the first quarter of 2004, compared with 9.2% in the prior year period.

INTEREST EXPENSE

Interest expense increased to $13.4 million in the first quarter of 2004, compared with $0.7 million in 2003, due to the $1,025 million of debt incurred to finance the acquisition of certain assets from Time Warner Inc. The Company's average interest rate on its long-term debt for the quarter was approximately 5.2%. The Company paid interest at a variable rate for the entire quarter.

INVESTMENT INCOME

Investment income decreased to $0.2 million in the first quarter of 2004, compared with $0.7 million in the first quarter of 2003, due to lower interest rates earned on cash balances.

INCOME TAXES

The Company's effective tax rate for the first quarter of 2004 was 32.1 %, compared with an effective rate of 37.9% in the comparable prior year quarter. The Company benefited from a lower effective tax rate in the first quarter as a result of lower tax rates in certain jurisdictions.

LIQUIDITY AND CAPITAL RESOURCES

As of March 31, 2004, the Company's net debt position, consisting of cash and cash equivalents less long-term debt, was a liability of $796 million, consistent with the balance at December 31, 2003, as the decrease in the cash balance was in line with the amount of principal debt repayments.

The Company's working capital position was $43.2 million at the end of the first quarter of 2004, up from $34.9 million as at December 31, 2003. Earnings before interest expense, investment income and income taxes (EBIT*) was $35.3 million during the first quarter of 2004, compared with $11.8 million in the first quarter of 2003.

During the first quarter of 2004, Cinram invested $34.5 million in capital assets, mainly to increase DVD capacity in North America and Europe.

RISKS AND UNCERTAINTIES

The risks and uncertainties faced by the Company are substantially the same as those disclosed in the MD&A section of its 2003 Annual Report.

2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

Reconciliation of EBITA to net earnings:

                                       (unaudited, in thousands of U.S. dollars)
Three months ended March 31                 2003                              2004
                                          -------                           -------
EBITA(2)                                  $88,367                           $22,883
                                          -------                           -------
Amortization of capital assets            $33,400                           $11,100
Amortization of intangible assets and
  deferred financing fees                 $19,632                                 -
                                          -------                           -------
EBIT(1)                                   $35,335                           $11,783
                                          -------                           -------
Interest expense                          $13,427                           $   735

Investment income                         $  (152)                          $  (702)

Income taxes                              $ 7,088                           $ 4,453
                                          -------                           -------
NET EARNINGS                              $14,972                           $ 7,297
                                          -------                           -------

(1)EBIT is defined herein as earnings before interest expense, investment income and income taxes, and is a standard measure that is commonly reported and widely used in the industry to assist in understanding and comparing operating results. EBIT is not a defined term under generally accepted accounting principles
(GAAP). Accordingly, this measure should not be considered as a substitute or alternative for net earnings or cash flow, in each case as determined in accordance with GAAP. See reconciliation of EBIT to net earnings under GAAP as found in the table above.

(2) EBITA is defined herein as earnings before interest expense, investment income, income taxes and amortization, and is a standard measure that is commonly reported and widely used in the industry to assist in understanding and comparing operating results. EBITA is not a defined term under generally accepted accounting principles (GAAP). Accordingly, this measure should not be considered as a substitute or alternative for net earnings or cash flow, in each case as determined in accordance with GAAP. See reconciliation of EBITA to net earnings under GAAP as found in the table above.

                                                                   [CINRAM LOGO]

CONSOLIDATED BALANCE SHEETS

             (unaudited, in thousands of U.S. dollars, except per share amounts)

March 31, 2004 and December 31, 2003                          2004          2003
-------------------------------------------------------    ----------    ----------
ASSETS
CURRENT ASSETS:
    Cash and cash equivalents                              $  229,943    $  253,823
    Accounts receivable                                       371,637       369,901
    Inventories                                                48,322        44,606
    Prepaid expenses                                           18,057        11,341
    Future income taxes                                        21,735        21,933
                                                           ----------    ----------
                                                              689,694       701,604

Capital assets                                                645,710       639,593
Assets under capital lease                                      5,655         6,970
Goodwill                                                      282,104       279,426
Intangible assets                                             355,669       376,393
Deferred financing fees                                        26,103        28,083
Other assets                                                   17,278        22,488
Future income taxes                                             4,483         4,657
                                                           ----------    ----------
                                                           $2,026,696    $2,059,214
                                                           ==========    ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
    Accounts payable                                       $  170,492    $  192,790
    Accrued liabilities                                       373,934       375,293
    Income taxes payable                                        7,746         2,131
    Current portion of long-term debt                          93,635        95,417
    Current portion of obligations under capital leases           668         1,058
                                                           ----------    ----------
                                                              646,475       666,689

Long-term debt                                                932,437       954,456
Obligations under capital leases                                4,935         5,911
Other long-term liabilities                                    16,560        17,227
Future income taxes                                            29,542        29,648

SHAREHOLDERS' EQUITY:
    Capital stock (Note 2)                                    168,323       163,174
    Contributed surplus (Note 1(ii))                            3,197           117
    Retained earnings                                         183,501       172,564
    Foreign currency translation adjustment                    41,726        49,428
                                                           ----------    ----------
                                                              396,747       385,283
                                                           ----------    ----------
                                                           $2,026,696    $2,059,214
                                                           ==========    ==========

See accompanying notes to consolidated financial statements.

                                                                   [CINRAM LOGO]

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

             (unaudited, in thousands of U.S. dollars, except per share amounts)

Three months ended March 31                                             2004       2003
---------------------------------------------------------------      ---------   --------
Revenue                                                              $ 462,237   $130,261
Cost of goods sold                                                     365,631    106,451
                                                                     ---------   --------
Gross profit                                                            96,606     23,810
Selling, general and administrative expenses                            41,639     12,027
Amortization of intangible assets and deferred financing fees           19,632          -
                                                                     ---------   --------
Earnings before the undernoted                                          35,335     11,783
Interest on long-term debt                                              12,903        596
Interest on capital leases                                                  90        102
Other interest                                                             434         37
Investment income                                                         (152)      (702)
                                                                     ---------   --------
Earnings before income taxes                                            22,060     11,750
                                                                     ---------   --------
Income taxes                                                             7,088      4,453
                                                                     ---------   --------
Net earnings                                                            14,972      7,297
                                                                     ---------   --------
Retained earnings, beginning of period                                 172,564    124,340
Effect of a change in accounting policy related to stock based
  compensation (Note 1 (ii))                                            (2,759)         -
Dividends declared                                                      (1,276)    (1,106)
                                                                     ---------   --------
Retained earnings, end of period                                     $ 183,501   $130,531
                                                                     =========   ========
Earnings per share (Note 4):
   Basic                                                             $    0.27   $   0.13
   Diluted                                                           $    0.26   $   0.13
                                                                     =========   ========
Weighted average number of shares outstanding (Note 4):
   Basic (in thousands)                                                 56,152     55,197
   Diluted (in thousands)                                               57,393     55,567
                                                                     =========   ========

See accompanying notes to consolidated financial statements.

                                                                   [CINRAM LOGO]

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                       (unaudited, in thousands of U.S. dollars)

Three months ended March 31                                           2004        2003
---------------------------------------------------------------     ---------   ---------
Cash provided by (used in):
OPERATIONS:
Net earnings                                                         $ 14,972   $   7,297
Items not involving cash:
  Amortization                                                         53,032      11,100
  Non cash stock based compensation                                       321           -
  Loss (Gain) on disposition of capital assets                            149        (145)
  Unrealized foreign exchange gain                                       (985)     (4,760)
Change in non-cash operating working capital (Note 5)                 (37,840)      7,855
                                                                    ---------   ---------
                                                                       29,649      21,347

FINANCING:
Repayment of long-term debt                                           (23,802)     (1,982)
Decrease in obligations under capital leases                           (1,134)       (189)
Issuance of common shares                                               5,149           -
Change in other long-term liabilities                                    (611)          -
Dividends paid                                                         (1,277)     (1,106)
                                                                    ---------   ---------
                                                                      (21,675)     (3,277)

INVESTMENTS:
Transaction costs relating to Time Warner acquired businesses            (890)          -
Purchase of capital assets                                            (34,547)     (7,249)
Proceeds on disposition of capital assets                               1,103         255
Decrease in other assets                                                4,975       6,733
                                                                    ---------   ---------
                                                                      (29,359)       (261)

Foreign exchange (loss) gain on cash held in foreign currencies        (2,495)      2,930
                                                                    ---------   ---------
(Decrease) increase in cash and cash equivalents                      (23,880)     20,739
Cash and cash equivalents, beginning of period                        253,823     103,987
                                                                    ---------   ---------
Cash and cash equivalents, end of period                            $ 229,943   $ 124,726
                                                                    =========   =========
Supplemental cash flow information:
   Interest paid                                                     $ 15,832   $     626
   Income taxes paid                                                    1,703       5,535
                                                                    =========   =========

See accompanying notes to consolidated financial statements.

NOTES TO THE INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
Three months ended March 31, 2004 and 2003
(unaudited, stated in thousands of U.S. dollars, except common shares and per share information)

1. SIGNIFICANT ACCOUNTING POLICIES:

These unaudited interim consolidated financial statements do not contain all disclosures required by Canadian generally accepted accounting principles (GAAP) for annual financial statements, and accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the most recently prepared annual audited consolidated financial statements for the year ended December 31, 2003.

The unaudited interim consolidated financial statements reflect all adjustments, which are, in the opinion of management, necessary to present fairly the financial position of Cinram International Inc. (the "Company") as of March 31, 2004, and the results of operations and cash flows for the three months then ended.

The Company's business follows a seasonal pattern, whereby pre-recorded multimedia sales are traditionally higher in the third and fourth quarter than in other quarterly periods due to consumer holiday buying patterns. As a result, a disproportionate portion of total revenues is typically earned in the third and fourth quarter. The business seasonality results in performance for the first quarter ended March 31, 2004, which is not necessarily indicative of performance for the balance of the year.

The unaudited interim consolidated financial statements have been prepared in accordance with Canadian GAAP and are based upon accounting principles consistent with those used and described in note 1 to the December 31, 2003 audited consolidated financial statements, except as follows:

     i.   CHANGE IN REPORTING CURRENCY:

          The Company has historically prepared its consolidated financial statements in Canadian dollars. Beginning with the first quarter of 2004, the Company changed its reporting currency to U.S. dollars to provide the financial statement users with more relevant information. The Company used the current rate method to translate the consolidated Canadian dollar results into U.S. dollars for both the current and prior period. Under the current rate method, the consolidated assets and liabilities are translated into U.S. dollars at the rate of exchange in effect at the balance sheet date, revenue and expenses as well as cash flow items are translated at weighted average rates for the period. Any resulting exchange gain or loss is charged or credited to the "foreign currency translation adjustment" account included as a separate component of shareholders' equity.

          The functional currencies of the Company and each of its subsidiaries remained unchanged. The Company's operations in the United States, the United Kingdom, France, Germany, and Mexico are considered to be self-sustaining. Assets and liabilities are translated using period-end exchange rates and revenue and expenses are translated at average exchange rates. Exchange gains and losses arising from the translation of the financial statements of self-sustaining foreign operations are deferred in the "foreign currency translation adjustment" account included as a separate component of shareholders' equity.

     ii.  STOCK-BASED COMPENSATION:

          Effective January 1, 2004, the Company adopted the revised Canadian Institute of Chartered Accountants (CICA) Handbook Section 3870, "Stock Based Compensation," which requires that a fair value method of accounting be applied to all stock-based compensation payments to both employees and non-employees. In accordance with the transitional provisions of Section 3870, prior periods have not been restated, instead, an adjustment has been made to

NOTES TO THE INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
Three months ended March 31, 2004 and 2003
(unaudited, stated in thousands of U.S. dollars, except common shares and per share information)

          the opening balance of retained earnings of the current period to reflect the cumulative effect of the change on prior periods related to stock options granted on or after January 1, 2002. There were no options granted during the three months ended March 31, 2004, and the weighted average estimated fair value for options granted during 2003 was C$5.56 per share.

          The fair value of each option granted was estimated on the date of the grant using the Black-Scholes fair value option pricing model with the following assumptions:

                                                                      Three months ended March 31, 2003
                                                                      ---------------------------------
Risk-free interest rate                                                                               4%
Dividend yield                                                                                      1.0%
Volatility factor of the future expected market price
  of common shares                                                                                   57%
Weighted average expected life of the options                                                   5 Years
                                                                      =================================

          The estimated fair value of the options is amortized to expense over the options' vesting period on a straight-line basis.

               a. Compensation expense for the three months ended March 31, 2004, was $321 (March 31, 2003 - NIL) relating to the fair value of options granted in 2003 and 2002. The offset to the stock based compensation expense has been credited to contributed surplus.

               b. Option grants after January 1, 2002 - The cumulative effect of the change on prior periods related to stock options granted on or after January 1, 2002, amounted to $2,759 and has been charged against opening retained earnings in 2004, with the offset credited to contributed surplus.

          During the three months ended March 31, 2003, had the Company determined compensation expense based on the fair values at grant dates of the stock options consistent with the fair value method, the Company's earnings, and earnings per share would have been reported as the pro forma amounts indicated below.

                                                            Three months ended March 31, 2003
                                                            ---------------------------------
Net earnings, as reported                                   $                           7,297
Stock-based compensation expense                                                          367
                                                            ---------------------------------
Pro forma net earnings                                      $                           6,930
                                                            =================================
Basic earnings per share, as reported                       $                            0.13
Effect of stock-based compensation expense                                               0.01
                                                            ---------------------------------
Pro forma basic earnings per share                          $                            0.12
                                                            =================================
Diluted earnings per share, as reported                     $                            0.13
Effect of stock-based compensation expense                                               0.01
                                                            ---------------------------------
Pro forma diluted earnings per share                        $                            0.12
                                                            =================================

NOTES TO THE INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
Three months ended March 31, 2004 and 2003
(unaudited, stated in thousands of U.S. dollars, except common shares and per share information)

     iii. ASSET RETIREMENT OBLIGATIONS:

          Effective January 1, 2004, the Company retroactively adopted CICA Handbook Section 3110, "Asset Retirement Obligations," which establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated retirement costs. This section applies to legal obligations associated with the retirement of tangible long-lived assets that results from their acquisition, lease construction, development or normal operation.

          As at January 1, 2004, the Company has recorded a liability of $2,886 for the estimated present value of the costs of retiring leasehold improvements at the maturity of the facility leases and recorded deferred asset retirement costs of $2,886. The following table details the changes in the leasehold retirement liability.

January 1, 2004                                             $2,886
Accretion charges recorded in cost of sales                     43
March 31, 2004                                              $2,929

          The adjustment to leasehold improvements in respect of asset retirement costs is amortized into income over the remaining life of the leases, on a straight-line basis. For the three months ended March 31, 2004, the Company recorded an amortization expense of $198 in cost of sales.

          The impact of this new accounting standard was not material for 2003.

2. CAPITAL STOCK:

The following table summarizes information on capital stock and stock options at March 31, 2004:

                            Outstanding  Exercisable
                            -----------  -----------
Common shares                56,518,656            -
Common share stock options    2,084,575    1,011,975

3. PENSION AND NON-PENSION EMPLOYMENT BENEFIT PLANS:

For the three months ended March 31 2004, the Company's 401 (k) plan expense amounted to $2,331 (March 31, 2003 - $128), and the pension expense related to the Company's defined benefit plans amounted to $977 (March 31, 2003 - NIL).

NOTES TO THE INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
Three months ended March 31, 2004 and 2003
(unaudited, stated in thousands of U.S. dollars, except common shares and per share information)

4. EARNINGS PER SHARE:

The reconciliation of the numerator and denominator for the calculation of basic and diluted earnings per share is as follows:

                                                                   Three months ended March 31
                                                                     2004               2003
                                                                   --------             ----
Earnings available to common shareholders                          $ 14,972            $ 7,297
BASIC EARNINGS PER SHARE
Weighted average number of shares outstanding (000's)                56,152             55,197
Basic earnings per share                                           $   0.27            $  0.13
DILUTED EARNINGS PER SHARE
Weighted average number of shares outstanding (000's)                56,152             55,197
Dilutive effect of stock options and warrants                         1,241                370
                                                                   --------            -------
Adjusted weighted average number of shares outstanding (000's)       57,393             55,567
Diluted earnings per share                                         $   0.26            $  0.13
                                                                   ========            =======

5. CONSOLIDATED STATEMENTS OF CASH FLOWS:

The change in non-cash working capital items is comprised of the following:

                                                                   Three months ended March 31
                                                                     2004                2003
                                                                   --------             -------
(Increase) decrease in accounts receivable                         $ (4,226)           $ 13,409
(Increase) decrease in inventories                                   (4,127)             15,018
(Increase) in prepaid expenses                                       (6,797)             (4,160)
(Decrease) in accounts payable and accrued liabilities              (28,432)            (15,314)
Increase (decrease) in income taxes payable                           5,742              (1,098)
                                                                   --------            --------
                                                                   $(37,840)           $  7,855
                                                                   ========            ========

6. SEGMENTED INFORMATION:

The Company's reportable business segments are: Home Video replication/duplication, Audio/ROM replication/duplication and Printing.

The Home Video replication/duplication segment manufactures DVDs and VHS video cassettes. The Audio/ROM replication/ duplication segment manufactures CDs and CD-ROMs, and audio cassettes. The Printing segment provides design, printing and packaging services. The other segment includes distribution services and merchandising sales.

The accounting policies of the segments are the same as those described in the significant accounting policies. The Company evaluates segment performance based on earnings before interest expense, investment income, unusual items and income taxes.

NOTES TO THE INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
Three months ended March 31, 2004 and 2003
(unaudited, stated in thousands of U.S. dollars, except common shares and per share information)

                                                                 Three months ended March 31, 2004
                              Home Video       Audio/ROM
                             replication/     replication/
Industry segments:           duplication      duplication        Printing      Other       Total
------------------           ------------     ------------       --------     -------    ---------
REVENUE FROM EXTERNAL
  CUSTOMERS                  $    252,527     $     70,642       $ 64,309    $ 74,759   $  462,237
EARNINGS BEFORE INTEREST
  EXPENSE, INVESTMENT
  INCOME, AND INCOME
  TAXES                            24,614            6,885          7,412      (3,576)      35,335
TOTAL ASSETS                    1,231,383          449,085        228,861     117,367    2,026,696
AMORTIZATION OF CAPITAL
  ASSETS AND ASSETS UNDER
  CAPITAL LEASES                   22,522            6,673          1,965       2,240       33,400
AMORTIZATION OF INTANGIBLE

  ASSETS                           15,169              153          2,186           -       17,508
CAPITAL EXPENDITURES               28,248            1,444            721       4,134       34,547
ADDITIONS TO GOODWILL AND
  INTANGIBLE ASSETS                   767                9            114           -          890
                             ============     ============       ========    ========   ==========

                                                     Three months ended March 31, 2003
                                      Home Video      Audio/ROM
                                     replication/    replication/
Industry segments:                   duplication     duplication      Other     Total
------------------                   ------------    ------------    -------   --------
REVENUE FROM EXTERNAL CUSTOMERS      $     80,875    $     26,545    $22,841   $130,261
EARNINGS BEFORE INTEREST EXPENSE,
 INVESTMENT INCOME, AND INCOME TAXES       10,583             852        348     11,783
TOTAL ASSETS                              320,868         105,310     90,626    516,804
AMORTIZATION OF CAPITAL ASSETS              7,129           2,809      1,162     11,100
CAPITAL EXPENDITURES                        7,120              22        107      7,249
                                     ============    ============    =======   ========

Revenue from external customers is comprised of the following:

                                       2004             2003
                                     --------        ---------
DVD                                  $233,479        $  48,656
VMS                                    19,048           32,219
AUDIO CD/CD-ROM                        67,353           24,298
AUDIO CASSETTE                          3,289            2,247
PRINTING                               64,309                -
DISTRIBUTION                           30,553           12,281
MERCHANDISING                          33,720                -
OTHER                                  10,486           10,560
                                     --------        ---------
                                     $462,237        $ 130,261
                                     ========        =========